

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2020

Daryl J. Carter
President and Chief Executive Officer
Aspire Real Estate Investors, Inc.
1920 Main Street, Suite 150
Irvine, California 92614

> **Re: Aspire Real Estate Investors, Inc.**
> **Amended Draft Registration Statement on Form S-11**
> **Submitted September 1, 2020**
> **CIK No. 0001800491**

Dear Mr. Carter:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Form DRS/A filed September 1, 2020

Inspire Real Estate Investors Predecessor I
Combined Statements of Loss and Comprehensive Loss, page F-13

1. Please remove the presentation of pro forma earnings (loss) per share from the predecessors' historical statements of income (loss). Pro forma earnings (loss) per share may be presented with the pro forma statements of operations. This comment is also applicable to disclosures on pages F-28, F-42 and F-55.

Daryl J. Carter
Aspire Real Estate Investors, Inc.
September 10, 2020
Page 2

You may contact William Demarest at 202-551-3432 or Kristina Marrone at 202-5513429 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Daniel M. LeBay, Esq.